PO BOX 3761

LAFAYETTE, LA 70502

Office: 337-896-6664    Fax: 337-896-6655

August 26, 2010

Ms. Melissa Campbell Duru

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-3628

Re:	OMNI Energy Services Corp.
Preliminary Proxy Statement on Schedule 14A filed July 1, 2010
File No. 002-23383

Schedule 13E-3 filed on July 1, 2010
File No. 005-53451

Dear Ms. Duru:

This letter responds to the Staff’s comment letter of July 29, 2010 addressed to Mr. David Taylor relating to the Preliminary Proxy Statement on Schedule 14A (File No. 002-23383) and Schedule 13E-3 (File No. 005-53451) each as filed with the Securities and Exchange Commission on July 1, 2010 by OMNI Energy Services Corp. (the “Company”).

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the SEC staff.

Our responses utilize the same captions contained in the Staff’s July 29, 2010 letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Schedule 13E-3

1.	Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Although disclosure has been provided for Wellspring, Parent and Acquisition, disclosure for the other Wellspring filing persons (i.e., Wellspring Capital Management LLC, WCM GenPar IV, L.P., WCM GenPar IV GP, LLC, Edward E. Colson III, Trust, and Dennis R. Sciotto Family Trust) is not crossed-reference or included in the proxy. Please revise.

Ms. Melissa Campbell Duru

August 26, 2010

Company Response

The Company acknowledges the Staff’s comment and has revised the proxy statement and Schedule 13E-3 to include disclosure for Wellspring Capital Management LLC, WCM GenPar IV, L.P., WCM GenPar IV GP, LLC, Edward E. Colson, III Trust and Dennis R. Sciotto Family Trust 12/19/94.

2.	We note that employment agreements were negotiated with three executive officers in addition to Mr. Recatto and that the terms of the incentive equity compensation to be received by select members of management in the surviving company is still subject to negotiation. Please advise us whether you have considered if Messrs. Dufrene, Harris, and Shaw are affiliates engaged in the current going private transaction who should also be included as filing persons for purposes of Rule 13e-3. Please refer to Compliance & Disclosure Interpretation 201.05 available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

Company Response

The Company has reviewed the guidance cited by the Staff. The Company understands that Rule 13e-3 requires that each issuer and affiliate engaged, directly or indirectly, in a going private transaction file a Schedule 13E-3 and furnish the required disclosures directly to the shareholders. For the reasons described below, the Company respectfully submits that neither of Messrs. Dufrene, Harris nor Shaw (collectively, the “Vice Presidents”) are affiliates engaged in the current going private transaction that should be included as filing persons for purposes of Exchange Act Rule 13e-3 and Schedule 13E-3.

In making this determination, the Company referred to the Compliance and Disclosure Interpretation 201.05 (the “CDI”), especially the paragraph that provides: “An important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise)”.

There are no arrangements, agreements or understandings (or discussions or negotiations with respect to) under which any Vice Presidents will:

•	occupy seats on the board of directors of Parent or any affiliate of Parent including the surviving company; or

•	otherwise be in a position to control the surviving company, Parent or any other affiliate of Parent following the proposed merger.

None of the Vice Presidents had any involvement during the negotiations of the merger transaction nor is any Vice President on the Company’s Board of Directors or is otherwise in a control relationship with the Company. While the Vice Presidents may have assisted the transaction from the standpoint of providing information during the due diligence phase given their positions with

Ms. Melissa Campbell Duru

August 26, 2010

the Company as the managers of certain business segments, none of them participated in anyway in the negotiations relating to the merger transaction. In fact, the negotiations were, on the part of the Company, at all times directed and conducted by the Special Committee and counsel to the Special Committee. The material terms of the Merger Agreement were initially developed, and the negotiated terms considered by the Special Committee (consisting entirely of non-management, independent directors), in consultation with its legal advisors, for final consideration by the Board of Directors of the Company, and were the result of arm’s length negotiations with Parent and the other Wellspring entities. At no time did any Vice President participate in the deliberations or recommendation related to the Merger Agreement and the Merger.

The Vice Presidents collectively hold less than 1.3% of the outstanding common stock of the Company on a fully diluted basis and no Vice President individually holds more than 0.5%. As described in the proxy statement, it is contemplated that the Vice Presidents (as well as other officers of the Company) may be offered the opportunity to invest in Parent. In addition, as disclosed, Parent or the surviving company may adopt a new stock option plan pursuant to which the Vice Presidents and other Company employees would be eligible to receive options to purchase shares of Parent common stock. However, none of the Vice Presidents is expected to hold a material amount of Parent’s or the surviving company’s outstanding equity securities. Further, no such stock option plan or incentive arrangements have been determined.

When “management of the issuer-seller that will be going private is essentially ‘on both sides’ of the transaction, the acquiring person or ‘purchaser’ also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, will be required to file on Schedule 13E-3. Exchange Act Release No. 16075 (August 2, 1979). However, in this instance, none of the Vice Presidents is “on both sides” of the transaction. As described in Exchange Act Release No. 34-17719 (April 13, 1981), Rule 13e-3 was adopted to protect unaffiliated security holders against the potential adverse effects of a going private transaction. These potential adverse effects stemmed from the lack of arm’s length bargaining and the inability of unaffiliated security holders to influence corporate decisions that were historically associated with such transactions. These concerns are not present here with respect to the Vice Presidents. They were not participants in anyway in the negotiation process (including with respect to their future equity participation, if any, in the surviving company) and are in no way in control or will be in control of the surviving company, Parent or any Wellspring Entity.

The Company recognizes the Staff’s position that “members of senior management of an issuer that will be going private are required to file a Schedule 13E-3 where the transaction will be effected through the merger of the issuer into the purchaser or that purchaser’s acquisition subsidiary. . . .” The Company notes, however, the Staff’s statement in the CDI that “an important aspect of the Staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company.” In this case, based on the facts and circumstances outlined above, we respectfully submit that the Vice Presidents are not engaging in a going private transaction and, accordingly, should not be required to be included as filing persons in the Schedule 13E-3 in connection with the Merger.

Ms. Melissa Campbell Duru

August 26, 2010

3.	Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, the Schedule 13E-3 must be amended to include all of the required information and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated securities holders and an analysis of the material factors upon which the person making the determination relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-1771 (April 13, 1981)

Company Response

The Company respectfully directs the Staff to the Company’s response to Comment No. 2. The Company did not add any additional filing persons to the Schedule 13E-3. The Company did, however, revise the disclosure in the Proxy Statement to provide disclosure, with respect to each filing person, as to whether each such person believes the Rule 13e-3 transaction to be fair to unaffiliated securities holders and to provide an analysis of the material factors upon which the person making the determination relied in reaching such a conclusion.

Introduction

4.	We note your statement in the penultimate paragraph on page 1 that the filing of this Schedule 13E-3 shall not be construed as an admission by any filing person or by any of their respective affiliates that any other filing person is an “affiliate” within the meaning of Rule 13e-3 of the Exchange Act. This disclaimer appears to be inappropriate given your identification of such persons as filing persons. Please revise.

Company Response

The Company acknowledges the Staff’s comment and has deleted the disclaimer from the disclosure.

Item 3, page 2

5.	Please revise to provide all information required by Item 3 of Schedule 13e-3, Instruction C thereto and corresponding Item 1003 of Regulation M-A. For example, information required by Item 1003(c)(1) and (2) is omitted or gaps appear in the information provided for the past five years for Edward E. Colson III, Dennis R. Sciotto, Ronald D. Mogel and Steven P. Sellers.

Company Response

The Company acknowledges the Staff’s comments and has updated the disclosure in the Proxy Statement under “Directors and Executive Officers of OMNI Energy Services Corp. and Information about the Rollover Participants”

Ms. Melissa Campbell Duru

August 26, 2010

6.	Please revise to ensure that all disclosure required by Schedule 13e-3 is included in the disclosure documents (i.e., proxy statement) delivered to shareholders. For example, portions of disclosure required pursuant to Item 3 of Schedule 13e-3 and Item 1003 of Regulation M-A do not appear in the proxy statement itself. Similarly, all disclosure required by Item 8 and corresponding Item 1014 of Regulation M-A should be included in the disclosure delivered to shareholders. Please revise the proxy statement accordingly.

Company Response

The Company acknowledges the Staff’s comments and has revised the Proxy Statement to ensure that all disclosure required by Schedule 13e-3 is included in the Proxy Statement to be delivered to shareholders.

Item 4, page 5

7.	Consistent with the requirements of Item 1004(a) of Regulation M-A, please revise to incorporate by reference the section of the proxy statement that addresses the material tax consequences of the transaction.

Company Response

The Company notes the Staff’s comment and has revised Item 4 to incorporate by reference the section of the proxy statement entitled “Special Factors—Material U.S. Federal Income Tax Consequences”

Preliminary Proxy Statement on Schedule 14A

General

8.	Please fill in the blanks in the proxy statement.

Company Response

To the extent possible, the Company has filled in the blanks in the proxy statement.

9.	Please revise the form of proxy and cover page of your proxy statement to clearly identify it as being preliminary. See Rule 14a-6(3)(1) of Regulation 14A.

Company Response

The Company acknowledges the Staff’s comments and has revised the form of proxy and cover page of its proxy statement to clearly identify that the form of proxy, proxy statement and Schedule 13E-3 are in each case preliminary and subject to completion.

Ms. Melissa Campbell Duru

August 26, 2010

10.	Throughout the disclosure, please revise to clarify the combined total percentage of outstanding shares that Parent is deemed to beneficially own by virtue of its execution of the Voting Agreements with the Rollover Participants.

Company Response

The Company acknowledges the Staff’s comment and has revised its disclosure throughout the proxy statement, as appropriate, to clarify the combined total percentage of outstanding shares that Parent is deemed to beneficially own by virtue of its execution of the Voting Agreements with the Rollover Participants.

Position of Certain Persons Regarding the Fairness of the Merger, page 4

11.	We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to “our shareholders” other than the Rollover Participants. For each filing person, please revise here and throughout the filing to clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

Company Response

The Company notes the Staff’s comment and has revised its disclosure throughout the proxy statement to disclose, as appropriate, that the filing persons determined the merger to be substantively and procedurally fair to unaffiliated security holders.

12.	See our prior comment. Please revise to include the summary or cross-reference to the Board of Director’s determination as to the fairness of the going private transaction. Further, as noted in our prior comment 1, disclose the additional Wellspring filing parties’ conclusions as to fairness.

Company Response

The Company acknowledges the Staff’s comment and has made the appropriate cross-reference to the section entitled “Special Factors—Fairness of the Merger, Recommendation of the Special Committee and our Board of Directors—Reasons for the Board of Directors’ Determination”.

Activities During the “Go-Shop” Period, page 8

13.	We note that the “go-shop” period expired after you filed the preliminary proxy statement. Please update your disclosure accordingly.

Company Response

The Company notes the Staff’s comment and has updated the disclosure under “Summary Term Sheet—Activities During the ‘Go-Shop’ Period” and under “Special Factors—Background of the Merger—Developments After Execution of the Merger Agreement.”

Ms. Melissa Campbell Duru

August 26, 2010

Expenses of Solicitation of Proxies, page 19

14.	We note that “[d]irectors, officers and employees of the Company may solicit proxies in person or by mail, telephone, electronic mail or facsimile.” We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed on the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c).

Company Response

The Company notes the Staff’s comment and will be certain to file all written soliciting materials, including those used to solicit proxies over the telephone, on the cover of Schedule 14A.

Background of the Merger

15.	In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the Board, the Special Committee, the Rollover Participants, management of the Company, Wellspring and its affiliates and their respective legal and/or financial advisors regarding the merger. For example, please revise to disclose:

i.	further details regarding the discussions between Stephens Inc. and the eight financial buyers who provided indications of interest in March 2010;

ii.	material items discussed by the Special Committee with advisors on “numerous occasions” between March and May 2010;

iii.	a summary of all presentations, inclusive of presentations provided by Stephens to the Special Committee during the spring of 2010;

iv.	discussions between Wellspring and its affiliates and advisors relating to the determination of the cash out price of $2.75 per share, including the methodology used to determine the price;

v.	material provisions negotiated and/or discussed in draft agreements circulated during April, May and the first day of June 2010; and,

vi.	further detail regarding the extensive discussions that occurred on June 2, 2010 prior to the Board’s adoption of resolutions in support of the transaction.

Company Response

The Company acknowledges the Staff’s comment and has expanded its disclosure under “Special Factors—Background of the Merger” to describe all discussions, meetings, contacts and reports among the Board, the Special Committee, the Rollover Participants, management of the Company, the Wellspring Entities and their respective legal and financial advisors, as applicable.

16.

We note your disclosure that Stephens made a presentation to the Board of Directors on March 22, 2010 which predicated the formation of the Special Committee. You also disclose that Stephens provided “various” presentations to the Special Committee during the spring of 2010. Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This

Ms. Melissa Campbell Duru

August 26, 2010

requirement applies to both preliminary and final reports. Where appropriate, please revise to summarize all the presentations or reports provided during the course of the meetings you have described, including preliminary analyses and reports. In addition, confirm that you have filed all such reports, opinions, or appraisals as exhibits to the Schedule 13E-3.

Company Response

The Company notes the Staff’s comment and has provided additional disclosure under the new subsection “Special Factors—Role of Stephens.” The Company has also added the following exhibits to its Schedule 13E-3, which exhibits constitute all of the presentations or reports provided to the Company or the Special Committee during the course of the meetings described under “Special Factors—Background of the Merger”: Exhibits—(c)(iv) Presentation Materials provided to the Company’s Board of Directors by Stephens Inc., (c)(v) Presentation Materials provided to the Company’s Board of Directors by Stephens Inc., (c)(vi) Presentation Materials, dated March 8, 2010, provided to the Company’s Board of Directors by Stephens Inc., (c)(vii) Presentation Materials, dated March 22, 2010, provided to the Company’s Board of Directors by Stephens Inc., (c)(viii) Presentation Materials, dated May 24, 2010, provided to the Special Committee by Stephens Inc., and (c)(ix) Presentation Materials, dated May 4, 2010, provided to the Special Committee by Stephens Inc. Please note that with respect to certain information on a Exhibits (c)(iv) and (c)(vi)-(c)(viii), the Company intends to request confidential treatment in accordance with the rules of the Commission.

Recommendation of the Board of Directors and the Special Committee and Reasons for the Merger, page 25

17.	Refer to Item 8 of Schedule 13e-3 and corresponding Item 1014 of Regulation M-A. Please revise the caption and disclosure throughout this section to disclose the Board of Directors’ determination as to the substantive and procedural fairness of the going private transaction to unaffiliated shareholders.

Company Response

The Company notes the Staff’s comment and has revised the caption and disclosure throughout this section to disclose the Board of Directors’ determination as to the substantive and procedural fairness of the going private transaction to unaffiliated shareholders.

18.	Please see our prior comment. Please disaggregate your discussion of the merits of the merger transaction from the fairness consideration and conclusions required by Item 1014 of Regulation M-A. For example, some of the articulated reasons for the Board of Directors’ determination appear to be reasons in favor of a recommendation of the merger versus reasons relating to the Board’s distinct consideration of the procedural and substantive fairness of the transaction to unaffiliated shareholders. Please revise your disclosure consistent with this comment.

Ms. Melissa Campbell Duru

August 26, 2010

Company Response

The Company notes the Staff’s comment and has disaggregated the discussion of the merits of the merger transaction from the fairness consideration and conclusions as required by Item 1014 of Regulation M-A. The revised disclosure can be found under “Special Factors—Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger.”

19.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q&A no. 20 in Exchange Act Release 17719 (April 13, 1981). Please expand your disclosure to address whether consideration was given to the Items listed in Instruction 2 to Item 1014 of Regulation M-A and if not, so state. In this regard, rather than stating that the Special Committee considered “[o]ther metrics of value based on other financial reference points, including future discounted cash flow evaluations that were relevant to a continuation of the status quo or continuing the Company as a stand-alone going concern,” please revise to disclose all valuation metrics that the Special Committee considered in reaching their determination regarding fairness.

Company Response

The Company notes the Staff’s comments and has expanded its disclosure under “Special Factors—Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger—Reasons for the Special Committee’s Determination” to provide for a discussion of the considerations given to the Items listed in Instruction 2 to Item 1014 of Regulation M-A. The Company has disclosed all valuation metrics that the Special Committee considered in reaching their determination of fairness of the Merger.

20.	Please note that if the Board has based its fairness determination on the analysis of factors undertaken by others (e.g., the Special Committee or the financial advisor(s)), the Board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 2981). In this respect, please disclose in this section whether the Board of Directors expressly adopted (i) the Special Committee’s discussion and analyses of the factors disclosed under the heading “Reasons for the Special Committee’s Determination . . .” and (ii) Gulfstar’s discussion found on pages 31 through 39. To the extent the Board did not adopt another person’s discussion and analysis or the Special Committee’s or Gulfstar’s analyses and the Board’s discussions do not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factor(s) in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant This comment applies equally to the fairness determination of the Rollover Participants and the Wellspring affiliated entities and filing persons.

Ms. Melissa Campbell Duru

August 26, 2010

Company Response

Under the section entitled “Special Factors—Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger—Reasons for the Board of Directors’ Determination” the Company has revised its disclosure to provide that as part of the Board of Directors’ determination, the Board of Directors “expressly adopted the analyses and conclusions of the Special Committee, and the factors considered by the Special Committee in arriving at such conclusions” as discussed in the Proxy Statement under “Special Factors—Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger—Reasons for the Special Committee’s Determination.”

Under the section entitled “Special Factors—Position of Directors Participating in the Merger with Wellspring as to the Fairness of the Merger”, the disclosure has been revised to state that “in making their determination that the Merger is fair to the Company’s unaffiliated shareholders, the Rollover Participants considered the same substantive, procedural and other factors, and risks and negative factors considered by the Special Committee and expressly adopted the analysis and discussion of such factors and conclusions reached by the Special Committee in making its determination to recommend the Merger Agreement.”

The Wellspring Entities have not based its fairness determination on the analysis of factors undertaken by others.

21.	We note that the “go-shop” period expired after you filed the preliminary proxy statement. Please disclose the weight this fact carried for the Special Committee and the Board in reaching their procedural fairness determinations.

Company Response

The Board of Directors and Special Committee were aware that the “go shop” period would expire after the filing of the preliminary proxy statement and considered this to be an important factor. However, as disclosed under “Special Factors—Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger”, because of the variety of factors considered, neither the Special Committee nor the Board found it practicable to quantify or otherwise assign relative weights to specific factors considered in reaching their respective determinations.

22.	We note the consideration by the Special Committee of the fairness analyses presented by Stephens. We note the report dated June 2, 2010 that is filed as an exhibit. Please revise to include the disclosure required by Item 1015(b)(5) and (b)(6) of Regulation M-A. Note also our prior comments regarding the summary and filing of all reports materially related to the going private transaction.

Company Response

The Company respectfully advises the Staff that Stephens was not engaged by the Special Committee to, and did not, render any opinion as to the fairness of the Merger to unaffiliated

Ms. Melissa Campbell Duru

August 26, 2010

shareholders of the Company or otherwise offer any conclusions to the Special Committee as to the Merger. Further, Stephens made no recommendation, and gave no opinion, as to the fairness or otherwise, to the Board of Directors with respect to any possible transaction. The information provided to the Special Committee by Stephens was for information only.

The Company has provided additional disclosure under the new subsection “Special Factors—Role of Stephens”. The Company has also added the following exhibits to its Schedule 13E-3, which exhibits will constitute all of the presentations or reports provided to the Company or the Special Committee during the course of the meetings described under “Special Factors—Background of the Merger”: Exhibits—(c)(iv) Presentation Materials provided to the Company’s Board of Directors by Stephens Inc., (c)(v) Presentation Materials provided to the Company’s Board of Directors by Stephens Inc., (c)(vi) Presentation Materials, dated March 8, 2010, provided to the Company’s Board of Directors by Stephens Inc., (c)(vii) Presentation Materials, dated March 22, 2010, provided to the Company’s Board of Directors by Stephens Inc., (c)(viii) Presentation Materials, dated May 24, 2010, provided to the Special Committee by Stephens Inc., and (c)(ix) Presentation Materials, dated May 4, 2010, provided to the Special Committee by Stephens Inc. Please note that with respect to certain information on a Exhibits (c)(iv) and (c)(vi)-(c)(viii), the Company intends to request confidential treatment in accordance with the rules of the Commission.

23.	Clarify further how the filing persons were able to arrive at the conclusion of fairness in the absence of the requirement that the transaction be structured so that approval would be required from at least a majority of unaffiliated shareholders. Please refer to Item 1014(c) of Regulation M-A.

Company Response

The Company, the Rollover Participants (through its express adoption of the factors, analysis and conclusions reached by the Special Committee) and the Wellspring Entities have disclosed how the filing persons were able to arrive at the conclusion of fairness in the absence of the requirement that the transaction be structured so that approval would be required from at least a majority of the unaffiliated shareholders under “Special Factors—Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger—Reasons for the Special Committee’s Determination—Procedural Fairness”, “Special Factors—Position of the Directors Participating in the Merger With Wellspring as to the Fairness of the Merger,” and “Special Factors—Position of the Wellspring Entities, Parent and Acquisition as to the Fairness of the Merger.”

24.	The disclosure references the “substantial” premium represented by the cash out merger price and the “significant” cash value that unaffiliated shareholders will receive. The basis for the statements that the cash out price per share represents a substantial premium or significant cash value is not apparent. Please revise to delete the reference or provide further support for the statements.

Ms. Melissa Campbell Duru

August 26, 2010

Company Response

The Company notes the Staff’s comment and has deleted the references to “substantial” and “significant” in the disclosure.

Opinion of the Special Committee’s Financial Advisor, page 31

25.	We note your statement that “[t]he description of GulfStar’s opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the GulfStar opinion set forth as Appendix C.” This language appears to limit the extent to which investors are entitled to rely on your disclosure. While appropriate disclaimers on the nature of a summary are permitted, please remove the implication that the summary is incomplete and does not describe all material bases for and methods of arriving at the opinion’s findings.

Company Response

The Company notes the Staff’s comment and has revised the statement to provide that “[t]he description of GulfStar’s opinion set forth in this proxy statement is a summary of the material aspects of the full text of the GulfStar opinion set forth as Appendix C.”

26.	We note that GulfStar performed a Comparable Company Analysis and a Precedent Transaction Analysis. Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting the comparator companies and transactions.

Company Response

The Company notes the Staff’s comment and has expanded its disclosure under “Special Factors—Opinion of the Special Committee’s Financial Advisor” to provide that the comparable companies were selected because they were deemed to be similar to the Company based upon the industry served as well as one or more the following criteria: the nature of business, size, diversification, financial performance or geographic concentration.

Position of Wellspring, Parent and Acquisition as to the Fairness of the Merger, page 41

27.	As noted in prior comment 1, please expand the discussion to disclose the fairness determination of all filing parties.

Company Response

The Company notes the Staff’s comment and respectfully directs the Staff to the Company’s response to Comment No. 2. No additional filing persons have been added to the Schedule 13E-3. The Company has expanded the discussion throughout this section to disclose the fairness determination of all filing parties.

28.	In the fairness analysis for Wellspring, Parent and Acquisition, you refer to the “potential interpretation of the Exchange Act rules governing ‘going private’ transactions” and the fact that

Ms. Melissa Campbell Duru

August 26, 2010

filing persons “may be required to express an opinion as to the fairness of the Merger to the unaffiliated stockholders.” Your use of “potential” and “may be” is unclear. Please remove the references as this disclosure does not appear to be appropriate.

Company Response

The Company notes the Staff’s comment and has removed references to the “potential interpretation of the Exchange Act rules governing ‘going private’ transactions” and the fact that filing persons “may be required to express an opinion as to the fairness of the Merger to the unaffiliated stockholders” throughout this section.

Purpose and Structure of the Merger, page 43

29.	Consistent with the requirements of Item 1013(b) of Regulation M-A, revise to disclose the consideration of any alternatives considered by each filing person and set forth the reasons for their rejection. In this regard, we note disclosure on page 26 indicating that alternatives to the merger were considered and rejected.

Company Response

The Company has revised its disclosure under “Special Factors—Purpose and Structure of the Merger” to provide that neither the Special Committee nor the Board of Directors believe that there are any alternatives to the Merger that are more beneficial to the unaffiliated shareholders of the Company at the present time and their reasons for such belief.

30.	Please clarify the reason for each filing person to undertake the going private transaction at this time. Refer to Item 1013(c) of Regulation M-A.

Company Response

The Company, the Rollover Participants and the Wellspring Entities have revised the disclosures under “Special Factors—Purpose and Structure of the Merger”, “Special Factors—Position of the Directors Participating in the Merger With Wellspring as to the Fairness of the Merger” and “Special Factors—Position of the Wellspring Entities, Parent and Acquisition as to the Fairness of the Merger.”

Interest of Company Executives Officers in the Merger, page 47

31.	To the extent now known, please update your disclosure and clarify the members of management who have entered into agreements relating to equity compensation plans in the surviving company.

Company Response

Other than as disclosed for Mr. Recatto, no other members of management have entered into agreements relating to equity compensation plans in the surviving company.

Ms. Melissa Campbell Duru

August 26, 2010

Merger Financing, Page 51

32.	Please furnish the information required by Item 1007(d) of Regulation M-A, including the term, collateral, stated and effective interest rates, and any repayment plan that may have been decided upon with regard to Ableco financing.

Company Response

The Company notes the Staff’s comment and has revised this section to furnish the information required by Item 1007(d) of Regulation M-A, including the term, collateral, stated and effective interest rates, and any repayment plan that may have been decided upon with regard to Ableco financing.

Material U.S. Federal Income Tax Consequences, page 51

33.	Please revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the affiliates of the subject company. See Item 1013(d) of Regulation M-A.

Company Response

There is no distinction between the tax treatment of affiliated security holders and unaffiliated security holders. The tax consequences of the merger transaction for both affiliated and unaffiliated security holders is determined based on whether or not the security holder receives the merger consideration in cash. The discussion of Material U.S. Federal Income Tax Consequences has been modified to clarify that the treatment described is the same for both affiliated security holders and unaffiliated security holders.

Common Stock Purchase Information, page 54

34.	Please revise to disclose the average purchase price of common stock for each quarter over the last tow years, as required by Item 1002(f) of Regulation M-A. Similarly, please disclose whether the Company or any of the affiliates in the Wellspring family purchased any Company stock in the last two years.

Company Response

The Company notes the Staff’s comment and has revised the disclosure under “Special Factors—Company Stock Purchase Information” accordingly.

Cautionary Statement Regarding Forward Looking Statements, page 60

35.

Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please

Ms. Melissa Campbell Duru

August 26, 2010

amend your proxy statement and include clarifying disclosure stating that the safe harbor provisions in the Forms 10K and any 10-Q incorporated by reference into the proxy statement do not apply to any forward-looking statements the Company makes in connection with the going-private transaction.

Company Response

The Company acknowledges the Staff’s comment and has amended the proxy statement to state that the forward-looking statements contained in the Proxy Statement are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

Selected Historical Financial Data, page 81

36.	We refer to the Form 8-K filed on July 22, 2010 to report on the non-reliance of previously issued financial statements. Given that such financials are required to be included in the proxy statement, please note that the disclosure document should be revised to reflect restated historical financial statements. Please revise or advise us of your plans in this regard. We may have further comments.

Company Response

On August 26, 2010, the Company filed a Form 10-K/A for the fiscal year ended December 31, 2009 which includes restated financial information for the fiscal years ended December 31, 2009, 2008, 2007 and 2006. The Company intends to file Form 10-Qs for the quarterly periods ended March 31, 2010 and June 30, 2010 within the next ten days. The Company plans to amend its Proxy Statement and Schedule 13E-3 to include the updated interim financial information once that information is available.

37.	Please be attentive to the need to update financial statements included in the disclosure document mailed to shareholders. Refer to Item 1014(a) of Regulation M-A.

Company Response

The Company notes the Staff’s comment and intends to update financial statements included in the Proxy Statement as necessary.

38.	Please include all of the disclosures required by Item 1010(c) of Regulation M-A. For example, revise to disclose the ratio of earning to fixed charges and book value per share as of the date of the most recent balance sheet.

Company Response

The Company notes the Staff’s comments and has disclosed the ratio of earnings to fixed charges and book value per share as of the date of the most recent balance sheet. The information is included in the “Selected Historical Financial Data” section of the Proxy Statement.

Ms. Melissa Campbell Duru

August 26, 2010

39.	Please amend your disclosure and state the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.

Company Response

The Company notes the Staff’s comment and has amended its disclosure in this section to state the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages.

40.	We note that as of December 31, 2009, the Company reported a net operating loss carry-forward of approximately $0.2 million. Disclosure suggests that the loss carryover would expire starting in 2018. The ability to utilize this loss carry-forward is dependent on the Company’s ability to generate a taxable income prior to its expiration. Expressly disclose, if true, that the surviving company and the remaining shareholders will be beneficiaries of these net operating loss carry-forwards. See Instruction 2 to Item 1013 of Regulation M-A.

Company Response

The Company notes the Staff’s comment. The Company has provided the following disclosure under “Material U.S. Federal Income Tax Consequences—The Company”:

“As of December 31, 2009, the Company reported net operating loss carry-forwards, or NOLs, of approximately $0.2 million. The surviving company and the remaining shareholders will be beneficiaries of the NOLs subject to Section 382 of the Internal Revenue Code. The Company has undertaken a Section 382 change analysis and will determine on an ongoing basis any changes in control that might limit the availability of the NOLs in future periods prior to their normal expiration in 2018.”

Where You Can Find More Information, page 88

41.	We note the language “[w]e also incorporate by reference each document we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports on Form 8-K filed under Items 2.02 and 7.01) after the date of this Proxy Statement and prior to final adjournment of the Special Meeting.” Please note the updating and dissemination obligations in Exchange Act Rule 13e-3(d)(2), (e)(2) and (f)(1)(iii). In addition, note that Schedule 14A does not specifically permit general “forward incorporation” of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings if made. Please revise.

Company Response

The Company notes the Staff’s comment and has revised the disclosure to delete the following language: “[w]e also incorporate by reference each document we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports on Form 8-K filed under Items

Ms. Melissa Campbell Duru

August 26, 2010

2.02 and 7.01) after the date of this Proxy Statement and prior to final adjournment of the Special Meeting.” To the extent necessary, the Company intends to amend its document to specifically list any such filings if made.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Additionally, we acknowledge that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing. Likewise, we acknowledge that we may not assert the comments by the SEC staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that our goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments please contact me at the number above.

Thank you,

/s/ Ronald D. Mogel
Ronald D. Mogel Senior Vice President and Chief Financial Officer